21925 Field Pkwy, Suite 235 Deer Park, IL 60010 USA Tel: 847.787.7361 www.etonpharma.com

September 20, 2017

Letter to Shareholders

Dear Investors,

I am happy to report that just ninety days after closing our Series A financing, we have made significant progress towards becoming a leading innovative pharmaceutical company. We have advanced our initial development products, in-licensed two additional late-stage assets and assembled a world class team to execute our strategy.

Our company is now fully staffed and focused on our mission of advancing healthcare through the introduction of innovative medicines that are both affordable and available to all patients. We have hired an exceptional management team of industry veterans that I am highly confident will be able to execute our strategy. Our new team members bring significant pharmaceutical industry experience and particular expertise within the new drug application pathway otherwise known as 505(b)(2).

CT-100 (Corticotropin) Update

Our flagship product is CT-100, a Corticotropin injection formulation (patent pending) used to treat a variety of neurological and immunologic diseases. We plan to bring CT-100 to the market and provide patients with a lower cost alternative to H.P Acthar Gel®, which is currently priced at over $30,000 per vial.

In the last ninety days, we have taken significant steps towards advancing CT-100 to market, including executing an exclusive supply agreement with our active pharmaceutical ingredient (API) supplier, submitting our Pre-IND meeting request to the FDA and finalizing selection of our finished dosage manufacturing partner. In our upcoming meeting with the FDA, which is scheduled for early October, we expect to receive clarity on the clinical trial requirements for CT-100. This will be a critical point for Eton’s future and will allow us to more definitively predict the financial investment and time commitment required to bring this important product to the market. We believe our proposed regulatory pathway is scientifically supported; however, it is impossible to predict what the FDA will ultimately request. Fortunately, the new FDA Commissioner, Dr. Scott Gottlieb, has stated that bringing competition to highly priced and complex pharmaceutical products is one of his primary goals, and we are uniquely positioned with CT-100 to help fulfill this objective. Bringing a lower priced Corticotropin product to the market would save the U.S. healthcare system hundreds of millions of dollars annually.

21925 Field Pkwy, Suite 235 Deer Park, IL 60010 USA Tel: 847.787.7361 www.etonpharma.com

Development Pipeline Update:

While CT-100 represents the largest market opportunity, we see substantial value in all the development projects within our pipeline. Eton recently held two successful meetings with the FDA regarding two of our DESI products, DS-100 and DS-200. I am happy to report the FDA agreed with our proposed regulatory strategy on both products. We found the agency very supportive and clear in their expectations. This allows us to proceed within the timelines and budgets we previously communicated.

We also plan to meet with the FDA in Q1 2018 to discuss the regulatory pathway for Pentoxifylline injection. Our team is currently working with our development partners, consultants and contract manufacturers to ensure this important program has a positive meeting outcome that is achievable within our budget constraints.

Business Development Activities

In August, Eton signed definitive agreements to license two additional 505(b)(2) NDA development products. This brings our pipeline to a total of six products.

In the first transaction, Eton acquired exclusive marketing rights to another injectable DESI product, DS-300. Under the terms of this agreement, Eton will not be responsible for any of the costs of development, but will handle the regulatory filing, market the product and receive a double-digit sales royalty. This allows us to minimize our cash burn in the short-term and still benefit from earnings after approval, which will help us leverage our salesforce. We expect to file this product with the FDA in late 2018 and launch it in 2019. This is now our third DESI product and we expect all three to launch in 2019 or early 2020.

The second new product in our portfolio is an innovative ophthalmic product that we expect to re-file with the FDA in early 2018. The product was previously under review with the agency and the previous owner received a complete response letter (CRL) requesting additional data. We are confident in our ability to address the CRL and resubmit with the agency. Our product’s superior formulation helps eliminate one of the worst side effects of current treatments in a $1B+ market, and could dramatically improve the experience for patients. We are excited to add this product to our portfolio, and we believe ophthalmologists and patients will share our enthusiasm.

Financial Update

Eton remains in a strong financial position with expenses running in-line with our expectations. Our two new in-licensing transactions were structured with relatively small licensing payments, so I remain comfortable with Eton’s financial position. We expect to finish the third quarter with a cash balance of approximately $14 million. Even with the two additional product transactions this quarter, we anticipate sufficient capital to take us through our next planned financing event.

21925 Field Pkwy, Suite 235 Deer Park, IL 60010 USA Tel: 847.787.7361 www.etonpharma.com

Additionally, our Board approved the selection of BDO Seidman as our auditors for 2017. BDO has extensive experience in the life sciences industry, a strong presence in the Chicago region and our management team has a solid comfort level with their firm having worked with BDO as the auditors at other companies in the past.

Additions to Board

This quarter I am also pleased to announce the appointments of Dr. Norbert Riedel and Mr. Paul Maier to Eton’s board of directors.

Prior to joining Aptinyx, Dr. Riedel was president and CEO of Naurex, the predecessor company acquired by Allergan and from which Aptinyx and its technology were spun out. Prior to Naurex, Dr. Riedel served various roles at Baxter International including corporate vice president and chief science and innovation officer. Dr. Riedel will also serve on Eton’s governance and compensation committees.

Paul V. Maier currently serves as a financial advisor to the life science industry. Mr. Maier is the former CFO of Sequenom, Inc. and Ligand Pharmaceuticals Inc. and has over 25 years’ experience as a senior executive in biotechnology and specialty pharmaceutical companies. Mr. Maier will chair Eton’s audit committee.

Closing Thoughts

Our purpose as a company is to bring innovative products to market that are both affordable and available to all patients. Achieving that goal requires our team to execute on the science of our projects while also meeting the FDA’s expectations with regards to quality and regulatory matters. We are accomplishing these dual objectives through the support of our team and strategic partners. The next six months will be an exciting period as Eton anticipates making significant steps towards the commercialization of our portfolio. I will continue to communicate as we reach these steps both in investor updates as well as through our newly launched web site where periodic news releases will be posted (www.etonpharma.com).

With Best Regards,

Sean Brynjelsen

Chief Executive Officer

sbrynjelsen@etonpharma.com